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                                           RREEF Securities Trust
                                           875 North Michigan Avenue, 41st Floor
                                           Chicago, Illinois 60611

                                           August 30, 2002


Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549

       Re: RREEF Securities Trust on behalf of RREEF Real Estate Securities Fund
           (File No. 333-87521 and 811-09589)

Ladies and Gentlemen:

       On August 2, 2002, an electronic copy of the Registrant's Registration Statement on Form N-14 ("Registration Statement") was transmitted to the Securities and Exchange Commission (the "Commission"). The Registrant submits this letter pursuant to Rule 473(c) under the Securities Act of 1933 for the purpose of amending the Registration Statement to add to the facing page the following language prescribed by Rule 473(a):

       The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

       Moreover, the Registrant also hereby requests, pursuant to Rule 473(a), that the effectiveness of the Registration Statement be accelerated to be declared effective on September 6, 2002, or as soon thereafter as possible as the Commission, acting pursuant to section 8(a) of the 1933 Act, may determine.

       If you have any questions or comments, please call Sean Graber, Esquire from Morgan, Lewis and Bockius LLP at (215) 963-5598.

/s/ Mark D. Zeisloff
RREEF Securities Trust
Mark D. Zeisloff
Vice President and Assistant Treasurer

cc:     John Grzeskiewicz
        Bruce Rosenblum, Esq.
        Richard W. Grant, Esq.